Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113 Tel 504 576 5035 Fax 504 576 2187 amount@entergy.com
Alyson M. Mount Sr. Vice President & Chief Accounting Officer

June 17, 2016

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:
Entergy Corporation
Entergy Louisiana LLC
Entergy New Orleans, Inc.
Entergy Texas, Inc.
System Energy Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 26, 2016
File No. 001-11299, 001-32718, 001-35747, 001-34360 and 001-09067

Dear Ms. Thompson:

Following are Entergy's responses to the comments of the Staff of the United States Securities and Exchange Commission set forth in your letter to Ms. Alyson M. Mount dated June 3, 2016. For the convenience of the Staff, the Staff's comments are reproduced and followed by Entergy’s response.

Form 10-K for the Year Ended December 31, 2015

Entergy Corporation

Management’s Financial Discussion and Analysis

Critical Accounting Estimates

Impairment of Long-lived Assets and Trust Fund Investments, page 43

1.
We note your discussion of the impairment charges you recorded related to your FitzPatrick, Pilgrim and Palisades plants, both here and in Note 1 to your financial statements. Please address the following comments.

•
We also note your disclosure on page 70 that the test for Indian Point indicated that the probability-weighted undiscounted cash flows exceed the carrying value of the plant and related assets as of December 31, 2015. Please tell us the differences between Indian Point and the other nuclear power plants in your Entergy Wholesale Commodities segment such that Indian Point is the sole nuclear power plant that is not being closed and/or impaired. Please specifically address differences between Indian Point and FitzPatrick as they operate in the same market, along with differences between Indian Point and Palisades as they are both expected to continue operating. Also consider clarifying this matter to your investors.

•
In light of the material impairment charges that you recorded in 2015, please tell us how you considered providing a sensitivity analysis of reasonably possible changes in your assumptions to assist your investors in assessing the likelihood of future impairments.

Response:

Indian Point differs from the other plants in the Entergy Wholesale Commodities segment in that it has advantages in economies of scale, volume, and, generally, pricing in its power market. Specifically regarding Indian Point and FitzPatrick:

•
Indian Point has two operating units on site, Indian Point 2 and 3, whereas FitzPatrick has only one operating unit on site. Having two units on site gives Indian Point an economies of scale advantage over FitzPatrick in covering the plants’ costs.

•	The two Indian Point units are significantly larger than the FitzPatrick unit. Indian Point 2 is a 1,028 MW plant and Indian Point 3 is a 1,041 MW plant, whereas FitzPatrick is an 838 MW plant.

•
The Indian Point units are located in New York Independent System Operator (NYISO) Zone G, a key supply region for New York City, whereas FitzPatrick is located in NYISO Zone C in central New York State. The difference in the zones, which is discussed further below, has historically resulted in higher prices for the Indian Point units.

The preceding differences are disclosed in Entergy’s Form 10-K, including on pages 5-6 in the “Realized Revenue per MWh for Entergy Wholesale Commodities Nuclear Plants” section. Entergy believes it would have been helpful to provide a cross-reference to this section from the discussion that the Staff refers to on page 43, or otherwise integrate the two discussions, and in the future Entergy will provide such a cross-reference or otherwise integrate the discussion in those two sections.

Regarding the power markets for Indian Point and FitzPatrick, Entergy supplementally advises the Staff that although both plants are located in New York State, and the wholesale energy and capacity markets for both are administered by the NYISO, the underlying energy and capacity prices and economics for these plants have historically been different. The majority of the electric demand in New York State is located in and around New York City, or downstate New York, where Indian Point is located. The electric demand in the central and upstate New York area, where FitzPatrick is located, is lower and there is generally more than enough generation capacity to serve this demand. As a result, the excess electricity generated in the upstate area has typically flowed east and south in the state towards New York City. Due to electric transmission limitations between upstate and downstate, the grid is generally congested, and therefore the wholesale electricity prices in downstate New York have historically reflected a locational premium due to relative scarcity of power in the downstate area. Indian Point’s energy and capacity revenues have historically reflected this locational premium compared to FitzPatrick.

Regarding Indian Point and Palisades:

•
Indian Point has the two operating units on site whereas Palisades has only one operating unit on site. Having two units on site gives Indian Point an economies of scale advantage over Palisades in covering the plants’ costs.

•	The two Indian Point units are significantly larger than the Palisades unit. Indian Point 2 is a 1,028 MW plant and Indian Point 3 is a 1,041 MW plant, whereas Palisades is an 811 MW plant.

•	The Indian Point units are located in NYISO Zone G whereas Palisades is located in MISO. NYISO Zone G has historically had higher prices than the MISO area in which Palisades operates.

Again, the preceding differences are disclosed in Entergy’s Form 10-K, including on pages 5-6 in the “Realized Revenue per MWh for Entergy Wholesale Commodities Nuclear Plants” section, and Entergy makes the same commitment to integrate these discussions in its future filings.

Palisades is licensed to operate until 2031, and currently almost all of the Palisades output is sold under a 15-year power purchase agreement (PPA) that expires in 2022. The PPA prices currently exceed the market prices in the Palisades region, and the prices escalate each year. The PPA is disclosed in the Form 10-K. Although Palisades is selling its power under this PPA, and, as disclosed on page 70 of the Form 10-K, currently has a better operating margin than the plants Entergy has decided to shut down, the shutdown decisions with respect to Entergy’s other single unit nuclear sites caused Entergy to reassess the probability that Palisades will operate beyond the term of its PPA. This assessment resulted in a lower probability of the plant operating beyond the term of the PPA, which resulted in an impairment of the plant.

Entergy considered providing, in the Critical Accounting Estimates section, a sensitivity analysis of reasonably possible changes in our assumptions. Entergy’s previous shutdown decisions and impairments, however, have been the result of interrelated factors, and it would be difficult to provide a meaningful quantitative sensitivity analysis because multiple factors are involved and no one factor has typically been determinative. Entergy believes, however, that in addition to the realized price discussion previously referred to, it could have better integrated the Critical Accounting Estimate discussion with other detailed disclosures in the Form 10-K to assist our investors in assessing the likelihood of future impairments. For instance, currently the most significant factor affecting the recovery of Indian Point’s carrying value is the uncertainty associated with its relicensing proceedings, which are discussed in detail beginning on page 14 of the Form 10-K in the “Entergy Wholesale Commodities Authorizations to Operate Its Nuclear Power Plants” section. A cross-reference to this section from the Critical Accounting Estimates section, or other method of integrating these discussions, would have been helpful. The Critical Accounting Estimates discussion already contains a cross-reference to the discussion in Note 1, in which some of the key assumptions are also discussed in further detail. In future filings Entergy will attempt to better integrate the discussions of the various factors that influence the probability of future impairment of its operating assets. In addition, the 2015 Form 10-K discloses the book values of the Indian Point and Palisades plants, and in future filings Entergy will continue to make these disclosures and integrate them with the Critical Accounting Estimate discussion.

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Notes to Financial Statements

Note 3. Income Taxes

Other Tax Matters, page 127

2.
We note your disclosure that Entergy recorded a deferred tax asset and current tax expense of approximately $334 million and Entergy Louisiana obtained a corresponding deferred tax asset. Please explain to us your accounting in more detail and tell us how you determined the appropriate accounting treatment citing authoritative GAAP guidance. Also tell us how you considered recording the impact of this deferred tax asset directly in shareholders’ equity rather than the income statement given that it arose from a transaction between entities under common control.

Response:

A.	Background

Overall, the business combination in question involved the transfer of essentially all of the assets and liabilities of two Entergy subsidiaries into a newly formed Entergy subsidiary (i.e. a transaction between entities under common control). The structure of the business combination and the related tax positions generated both a permanent difference, which resulted in a tax benefit recognized through income, and a temporary difference, which had no effect on income for the transferring subsidiaries. The receiving subsidiary obtained a deferred tax asset as a result of stepped-up tax basis generated through the transaction, as described in the notes to our financial statements. The receipt of this deferred tax asset, however, was not recognized as a tax benefit through income. Rather, the receipt of the deferred tax asset was included in the equity contributed by the parent to the subsidiary. The following is a more detailed description of the business combination, the tax positions taken, and the resulting accounting treatment, with references to the applicable authoritative GAAP guidance.

The business combination that took place in October 2015 that is referenced in the Other Tax Matters disclosure on page 127 involved the combination of the utility companies that were previously referred to as Entergy Louisiana, LLC (Legacy ELL) and Entergy Gulf States Louisiana, L.L.C. (EGSL). These two utilities served different regions of Louisiana, and were both regulated as to retail rates and services by the Louisiana Public Service Commission (LPSC). The combination aimed to reduce regulatory complexity and inefficiencies by allowing the LPSC to regulate them as a single utility. Through a series of steps, essentially all of the assets and liabilities of these two entities were transferred into a newly formed utility which is also named Entergy Louisiana, LLC (ELL). Legacy ELL and EGSL then transferred their ownership interests in ELL to a holding company known as Entergy Utility Holding Company, LLC (EUHC). Entergy Corporation directly and indirectly owns all of the common equity of EUHC. EUHC issued voting preferred equity in a private placement to institutional investors. The common equity has 79% and the preferred equity has 21% of the voting power of EUHC’s outstanding equity interests. Legacy ELL and EGSL remain in existence following the transaction.

B.	The Reported Tax and Book Consequences

1. The Permanent Difference

The business combination allowed Legacy ELL and EGSL to fully recognize for tax purposes the decommissioning liabilities for their owned nuclear plants (Waterford 3 and River Bend, respectively). Recognition of these liabilities generated tax deductions that reduced Legacy ELL and EGSL’s current income tax expense by $375.2 million, on a combined basis. Prior to the business combination, full recognition of these liabilities was not allowed for tax purposes. In the business combination, the decommissioning liabilities were assumed by ELL. Because Legacy ELL and EGSL were relieved of their obligations to decommission the plants, they were not required to recognize deferred tax liabilities in connection with the current tax deduction associated with recognition of the decommissioning liabilities. Consequently, the treatment of the decommissioning liabilities created permanent differences, which were recognized by Legacy ELL and EGSL through their income statements.

The voting preferred equity issued by EUHC, which is held by unaffiliated third parties, precludes EUHC’s and ELL’s inclusion in Entergy’s consolidated tax return. It also means that ELL did not inherit Legacy ELL’s and EGSL’s methods of accounting for income tax purposes. For income tax purposes, ELL will be entitled to deductions for the costs associated with the decommissioning obligations that it assumed from Legacy ELL and EGSL. Therefore, there was no requirement for ELL to record a deferred tax liability with respect to the assumed decommissioning liabilities. The application of federal tax regulations to the business combination transaction, as described above, was supported by the receipt of a private letter ruling from the I.R.S.

2. The Temporary Difference

As a result of recognizing their decommissioning liabilities, Legacy ELL and EGSL each transferred liabilities in excess of the basis of their assets for tax purposes to ELL through the business combination. Such excess resulted in recognition of taxable gains for Legacy ELL and EGSL. Recognition of these taxable gains resulted in an increase in current tax expense of $399.5 million on a combined basis. Recognition of these taxable gains, however, generated a step-up in the tax basis of the entities’ assets that were transferred to ELL. Consequently, Legacy ELL and EGSL recognized $399.5 million of current tax expense (for the tax liability with respect to the taxable gain) and a decrease of $357.9 million in deferred tax expense to account for the stepped-up tax basis1. The deferred tax asset recognized was $41.6 million less than the increase in current tax expense because a portion of the step-up in tax basis was allocated to certain assets that created book-tax differences that did not meet the criteria for recognition of temporary differences2.

C.	Discussion

The net results of Legacy ELL and EGSL applying the guidance provided by ASC 740 to the tax positions taken in connection with the business combination was the recognition of a net decrease in income tax expense of $333.6 million. This decrease was attributable to the permanent differences described above. ELL (the entity created by the common control merger) did not recognize any tax benefit in its income statement as a result of the business combination. The recognition of the tax benefit of $333.6 million by Legacy ELL and EGSL is net of a reserve for uncertain tax positions of $187.1 million3. The reserve is based on the uncertainty surrounding the calculation of the decommissioning liabilities and its effect on the amount of deductions that will ultimately be allowed by the I.R.S.

1 Entergy followed the guidance in ASC 740-10-25-18 through 740-10-25-29 regarding the recognition of temporary differences.
2 Temporary difference is defined in ASC 740-10-20.
3 Entergy followed the guidance in ASC 740-10-25-5 through 740-10-25-17 regarding the basic recognition threshold for tax positions taken.

1. Treatment of Changes to Tax Basis Under the Pooling-of-Interests Method

The guidance on transactions between entities under common control4 does not specifically address the accounting for the deferred tax consequences that may result from a transfer of net assets between entities under common control. Entergy is aware, however, that the previously-issued FASB guidance for accounting for business combinations under the pooling-of-interests method is often applied by analogy to combinations of entities under common control. In determining the proper accounting for the effect of the tax positions taken by Legacy ELL and EGSL in connection with the business combination, we considered this guidance. In particular, Entergy considered paragraph 272 of Statement of Financial Accounting Standard No. 109 (FAS 109), Accounting for Income Taxes, which states:

“A taxable business combination may sometimes be accounted for by the pooling-of-interests method. The increase in the tax basis of the net assets acquired results in temporary differences. The deferred tax consequences of those temporary differences are recognized and measured the same as for other temporary differences. As of the combination date, recognizable tax benefits attributable to the increase in tax basis are allocated to contributed capital. Tax benefits attributable to the increase in tax basis that become recognizable after the combination date (that is, by elimination of a valuation allowance) are reported as a reduction of income tax expense.”

Paragraph 272 of FAS 109 addresses the acquirer’s accounting for an increase in tax basis resulting from a taxable business combination when the pooling-of-interest method was used to record the transaction. Under the pooling-of-interest method, the acquirer would generally carry over the book basis of assets and liabilities acquired from the transferor, similar to a transaction between entities under common control5. When the transaction is taxable, the transferor incurs income tax expense on the transaction, and the acquirer receives a stepped-up tax basis on the acquired assets, while the book basis of the assets remains the same. All else being equal, an acquirer would be willing to pay a higher price in a taxable transaction because it is receiving a stepped-up tax basis in the acquired assets, which reduces taxable income going forward.

The guidance in paragraph 272 of FAS 109 requires the acquirer to recognize this increase in temporary differences, just like any other temporary differences. Because the step-up in basis that resulted in the recognition of temporary differences was generated by the incurrence of income tax expense by the transferor, however, we believe it would be inappropriate for the acquirer to recognize a tax benefit from this. That is, income statement recognition by the acquirer would not be warranted because there would be no permanent reduction in income tax liabilities (i.e. a permanent difference) generated from the transaction. In effect, the acquirer would have “purchased” the step-up in tax basis, because this would have been factored into the price paid for the acquisition. This appears to be why the guidance requires that the tax benefit realized by the acquirer from the step-up in tax basis be recognized in contributed capital or equity rather than the income statement.

2. Tax Benefits Recognized by Entergy

The tax benefits recognized as a result of the tax positions taken in connection with the business combination in question generated a permanent difference. In particular, the positions resulted in a net reduction in Legacy ELL and EGSL’s income tax expense as a result of being able to recognize their decommissioning liabilities without having to recognize offsetting deferred tax expense. ELL, which was
4 Entergy followed subsections of ASC 805-50 for guidance on transactions between entities under common control.
5 Presumably, this is why the guidance for transactions recorded using the pooling-of-interest method was referenced for recording transactions under common control.

the equivalent of the acquirer in the combination, did not recognize a gain in its income statement from the transaction.

The business combination also generated an increase in current income tax expense and a corresponding step-up in tax basis for the assets that were transferred to ELL, as described in paragraph 272 of FAS 109. The only effect of these tax positions, however, was the recognition of a temporary difference for Legacy ELL and EGSL, which had no income statement impact. The receipt of the deferred tax asset by ELL was recognized through the equity contributed by its parent. To summarize, paragraph 272 of FAS 109 is applicable to transactions between entities under common control in which no permanent tax differences are generated. In the business combination of Legacy ELL and EGSL, however, there was both a temporary difference and a permanent difference that arose from the tax positions taken. As such, the guidance partially addresses the transaction (i.e. the temporary difference generated), but does not fully address all aspects of the transaction (i.e. the permanent difference).

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Entergy Louisiana LLC

Management’s Financial Discussion and Analysis

Liquidity and Capital Resources

Financing Activities, page 335

3.
We note your statement that the increase in net cash used by financing activities was partially offset by a decrease of $261.5 million in common equity distributions. Please explain to us why common equity distributions significantly decreased in 2015 when compared to the amounts paid in 2013 and 2014. In future filings, please better explain the underlying reasons for changes in your cash flows and the variability in your cash flows as we believe this is important information to your debt investors. Please ensure that you do not merely recite the information seen on the face of your cash flow statement.

Response:    Entergy Louisiana continually seeks to optimize its capital structure to satisfy regulatory demands and to control its cost of capital while also maintaining equity capitalization at a level consistent with investment-grade debt ratings. To the extent that operating cash flows are in excess of planned investments, cash may be used to reduce outstanding debt or may be paid as an equity distribution, or both, in appropriate amounts to maintain the targeted capital structure.  To the extent that operating cash flows are insufficient to support planned investments, Entergy Louisiana may issue incremental debt or reduce or eliminate equity distributions, or both, to maintain the targeted capital structure.  Entergy Louisiana discloses its debt to capital ratio on page 335 of the 2015 Form 10-K and its three-year construction and capital investment plan on page 336 of the 2015 Form 10-K.

Due to the variability in many of the components of operating cash flows as well as the variability in investments, the amount of cash available for equity distributions can change significantly from year to year. Common equity distributions made to Entergy Louisiana’s parent company in 2015 as compared to 2013 and 2014 decreased in anticipation of Entergy Louisiana’s purchase of Power Blocks 3 and 4 of Union Power Station. The planned purchase of the power blocks, which subsequently closed in March 2016, is discussed on pages 337 and 338 of the Form 10-K.

In future filings, we will better explain the underlying reasons for changes and variability in Entergy Louisiana’s cash flows, and will refrain from merely reciting the information presented on the face of the cash flow statement, by including discussions similar to the explanation above as is appropriate to the circumstances.

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Entergy New Orleans, Inc.

Management’s Financial Discussion and Analysis

Liquidity and Capital Resources

Financing Activities, page 387

4.
We note that you received an $87.5 million capital contribution from your parent company in 2015, which was partially offset by the purchase of Entergy Louisiana’s Algiers assets. Please better explain to us the reasons for the capital contribution and whether the parent has a policy or practice of providing financing support for your operations and capital expenditures. In future filings, please better explain the underlying reasons for changes in your cash flows and the variability in your cash flows as we believe this is important information to your debt investors. Please ensure that you do not merely recite the information seen on the face of your cash flow statement.

Response:    The $87.5 million capital contribution that Entergy New Orleans received from its parent company in 2015 was in anticipation of Entergy New Orleans’ purchase of Power Block 1 of Union Power Station. The expected purchase of the power block, which subsequently closed in March 2016, is discussed on pages 389 and 390 of the 2015 Form 10-K. Entergy New Orleans continually seeks to optimize its capital structure to satisfy regulatory demands and to control its cost of capital while also maintaining equity capitalization at a level consistent with investment-grade debt ratings. To the extent that operating cash flows are in excess of planned investments, cash may be used to reduce outstanding debt or may be paid as a dividend, or both, in appropriate amounts to maintain the targeted capital structure.  To the extent that operating cash flows are insufficient to support planned investments, Entergy New Orleans may issue incremental debt or reduce or eliminate dividends, or both, to maintain the targeted capital structure.  In addition, in certain very infrequent circumstances, such as large transactions that would materially distort the capital structure if financed entirely with debt and eliminating dividends, Entergy New Orleans may receive equity contributions from its parent company to maintain the targeted capital structure. Entergy New Orleans discloses its debt to capital ratio and its three-year construction and capital investment plan on page 388 of the 2015 Form 10-K.

In future filings, we will better explain the underlying reasons for changes and variability in Entergy New Orleans’ cash flows, and will refrain from merely reciting the information presented on the face of the cash flow statement, by including discussions similar to the explanation above as is appropriate to the circumstances.

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Entergy Texas, Inc.

Management’s Financial Discussion and Analysis

Liquidity and Capital Resources

Financing Activities, page 410

5.
We note your statement that the decrease in net cash used by financing activities was partially due to a decrease of $70 million in common stock dividends. Please explain to us why the amount of common stock dividends paid differed in 2013 and 2014 and why no dividends were paid in 2015. In future filings, please better explain the underlying reasons for changes in your cash flows and the variability in your cash flows as we believe this is important information to your debt investors. Please ensure that you do not merely recite the information seen on the face of your cash flow statement.

Response:    Entergy Texas continually seeks to optimize its capital structure to satisfy regulatory demands and to control its cost of capital while also maintaining equity capitalization at a level consistent with investment-grade debt ratings. To the extent that operating cash flows are in excess of investments, cash may be used to reduce outstanding debt or may be paid as a dividend, or both, in appropriate amounts to maintain the targeted capital structure.  To the extent that operating cash flows are insufficient to support planned investments, Entergy Texas may issue incremental debt or reduce or eliminate dividends, or both, to maintain the targeted capital structure.  Entergy Texas discloses its debt to capital ratio and its three-year construction and capital investment plan on page 411 of the 2015 Form 10-K.

Due to the volatile nature of many of the components of operating cash flows as well as the variability in investments, the amount of cash available for dividends can change significantly from year to year. The primary driver of the increase in dividends paid to Entergy Texas’ parent company from 2013 to 2014 was higher operating cash flows, which is discussed on pages 409-410 of the Form 10-K. Entergy Texas did not pay common stock dividends in 2015 primarily because of lower operating cash flows in 2015 as compared to 2014, which is discussed on page 409 of the 2015 Form 10-K, and higher capital expenditures, which is discussed on page 410 of the 2015 Form 10-K.

In future filings, we will better explain the underlying reasons for changes and variability in Entergy Texas’ cash flows, and will refrain from merely reciting the information presented on the face of the cash flow statement, by including discussions similar to the explanation above as is appropriate to the circumstances.

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System Energy Resources, Inc.

Management’s Financial Discussion and Analysis

Liquidity and Capital Resources

Financing Activities, page 428

6.
We note your statement that the increase in net cash used by financing activities was partially due to an increase of $98.8 million in common stock dividends and distributions. Please explain to us why the amount of common stock dividends paid significantly increased from 2013 to 2014 and again from 2014 to 2015. In future filings, please better explain the underlying reasons for changes in your cash flows and the variability in your cash flows as we believe this is important information to your debt investors. Please ensure that you do not merely recite the information seen on the face of your cash flow statement.

Response:    System Energy continually seeks to optimize its capital structure to satisfy regulatory demands and to control its cost of capital while also maintaining equity capitalization at a level consistent with investment-grade debt ratings. To the extent that operating cash flows are in excess of planned investments, cash may be used to reduce outstanding debt or may be paid as a dividend, or both, in appropriate amounts to maintain the targeted capital structure.  To the extent that operating cash flows are insufficient to support investment requirements, System Energy may issue incremental debt or reduce or eliminate dividends, or both, to maintain the targeted capital structure.  System Energy discloses its debt to capital ratio and its three-year construction and capital investment plan on page 429 of the 2015 Form 10-K.

Due to the volatile nature of many of the components of operating cash flows as well as the variability in investments, the amount of cash available for dividends can change significantly from year to year. The primary driver of the increase in dividends paid to System Energy’s parent company from 2013 to 2014 was higher operating cash flows, which is discussed on page 427 of the Form 10-K, in excess of higher nuclear fuel purchases, which is discussed on page 428 of the Form 10-K. The primary drivers of the increase in dividends and distributions paid to System Energy’s parent company from 2014 to 2015 were higher operating cash flows and lower nuclear fuel purchases, which are both discussed on page 427 of the Form 10-K.

In future filings, we will better explain the underlying reasons for changes and variability in System Energy’s cash flows, and will refrain from merely reciting the information presented on the face of the cash flow statement, by including discussions similar to the explanation above as is appropriate to the circumstances.

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In making this response, Entergy acknowledges that:

*	Each company is responsible for the adequacy and accuracy of the disclosure in the company's 2015 Form 10-K;

*	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to each company’s 2015 Form 10-K; and

*	Entergy may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss Entergy's responses to the Staff's comments or if you would like to discuss any other matters, please contact Paul Ory at (504) 576-4482 or me at (504) 576-5035.

Sincerely,

/s/ Alyson M. Mount

Alyson M. Mount
Senior Vice President and Chief Accounting Officer

Cc:	Leo P. Denault Andrew S. Marsh Phillip R. May Charles L. Rice, Jr. Sallie T. Rainer Theodore H. Bunting, Jr. Patrick J. Condon Paul J. Ory